Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276774

PROSPECTUS SUPPLEMENT

(to Prospectus dated February 5, 2024)

4,755,556 American Depositary Shares representing 47,555,560 Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 5, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-276774), with the information contained in our current report on Form 6-K, excluding the quote of Dr. John Friend contained in Exhibit 99.1 thereto, furnished to the Securities and Exchange Commission on May 1, 2024 (the “May 1, 2024 Form 6-K”). Accordingly, we have attached the May 1, 2024 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On April 30, 2024, the last reported sale price of the ADSs on Nasdaq was $0.3348 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information—D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 1, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 1, 2024, Kazia Therapeutics Limited (the “Company”) issued a press release titled, “Kazia Reports Successful Stage 1 Completion of the EVT801 Phase 1 Clinical Trial in Advanced Cancer Patients.” A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quote of Dr. John Friend contained in Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-259224 and 333-276091).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated May 1, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer
Date: 1 May 2024

Exhibit 99.1

1 May 2024

KAZIA REPORTS SUCCESSFUL STAGE 1 COMPLETION OF THE EVT801

PHASE 1 CLINICAL TRIAL IN ADVANCED CANCER PATIENTS

Sydney, May 1, 2024 – Kazia Therapeutics Limited (NASDAQ: KZIA), a biotechnology company specialising in oncology, is pleased to announce that the Safety Review Team (SRT) of the EVT801 Phase 1 clinical trial has concluded that the primary and secondary objectives of stage 1 of the trial have successfully been met.

Consisting of the trial’s lead investigators, independent medical monitor, and key members from Kazia Therapeutics, the SRT has reviewed all preliminary (non-final) safety and pharmacokinetic (PK) data, and unanimously agreed that the maximal tolerated dose (MTD) has been reached at 500mg twice a day (BID). Under the condition that continuous monotherapy administration will be used in future clinical trials, 400mg BID was identified as the starting recommended phase 2 dose (RP2D).

A total of 26 patients received EVT801 across six dosing cohorts ranging from 50mg daily to 500mg BID. In general, EVT801 was tolerated across all doses with the majority of toxicities being mild to moderate and transient in nature. Eleven different cancer types (ex. colon, renal cell, pancreatic) were enrolled in the study, with advanced ovarian cancer being the most prevalent (11 patients). These 11 patients had an average age of 67 years (range: 56-76) and a median time from diagnosis of nine years. Forty-six percent (46%) of the ovarian cancer patients had stable disease or better for at least three cycles of EVT801 therapy.

EVT801 is a highly selective small molecule VEGFR3 tyrosine kinase inhibitor targeting tumour angiogenesis. Unlike traditional angiokinase inhibitors, we believe based on preclinical data that EVT801 has favorable immune activity (reduces immunosuppressive cells and no impact on CD3+ T-cells proliferation) and stabilizes tumor blood vessels, minimizing hypoxia and therefore decreases the potential for metastatic spread. The Phase 1 EVT801 monotherapy dose-finding trial targets patients with histologically confirmed advanced or metastatic solid tumours that are unresponsive to standard treatment, or for whom no standard treatment is available or appropriate.

Kazia Therapeutics CEO, Dr. John Friend said: “We are extremely pleased that the primary and secondary end points of stage 1 of the Phase 1 clinical trial have been met. The signals of clinical activity, especially in patients with advanced ovarian cancer are highly encouraging as we continue to progress the clinical development program for EVT801 as a potential first-in-class VEGFR3 inhibitor. With a median survival time of less than 4 years, there is a large unmet need for new therapies in patients with high-grade serous ovarian cancer.”

The Phase 1, open label study is designed to assess the safety, tolerability, and PK of EVT801 in patients with advanced or metastatic solid tumors unresponsive to standard treatment, or for whom no standard treatment is available or appropriate.

Primary Objective:

•  To evaluate the safety and tolerability of EVT801 in subjects with advanced or metastatic solid tumours.

•  To determine the MTD and / or a RP2D of EVT801 when administered daily to subjects with advanced or metastatic solid tumours.

Secondary Objectives:

•  To characterise the PK of EVT801 following administration in an oral capsule formulation.

•  To identify active metabolites of EVT801 in plasma.

•  To determine preliminary anti-tumour activity of EVT801 via assessment of overall response rate.

We look forward to sharing the final stage 1 data and next development steps at an upcoming scientific conference in the second half of 2024.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, an investigational brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2 study in glioblastoma reported early signals of clinical activity in 2021, and a pivotal study in glioblastoma, GBM AGILE, is ongoing, with final data expected in 1H2024. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the FDA in February 2018, and FTD for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. Stage one of the Phase I study has been completed and preliminary data is anticipated in CY2024.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801, the potential benefits of EVT801 as a VEGFR3 inhibitor and the potential market opportunity for EVT801. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This announcement was authorized for release by Dr John Friend, CEO.